UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2004

Commission File Number 0-29338

APT SATELLITE HOLDINGS LIMITED
(Registrant’s name)

22 Dai Kwai Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☑                    Form 40-F   ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                    No   ☑

NOTICE OF SPECIAL GENERAL MEETING
FORWARD LOOKING STATEMENTS
SIGNATURES

APT SATELLITE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1045)

NOTICE OF SPECIAL GENERAL MEETING

     NOTICE IS HEREBY GIVEN that a special general meeting of the shareholders of APT Satellite Holdings Limited (the “Company”) will be held at the Satellite Control Centre of the Company, 22 Dai Kwai Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong on Thursday, 30 December 2004 at 11:00 a.m. for the purpose of considering and, if it thought fit, passing with or without amendments the following resolution:

ORDINARY RESOLUTION

“THAT

(a)	the agreement dated 1 December 2004 between the Company and Singapore Telecommunications Limited (a copy of which marked “A” is produced to the meeting and signed by the chairman of the meeting for the purpose of identification) and the transactions contemplated thereunder, be and are hereby approved, confirmed and ratified;

(b)	the agreement dated 1 December 2004 between the Company and C2C Pte Limited (a copy of which marked “B” is produced to the meeting and signed by the chairman of the meeting for the purposes of identification) and the transactions contemplated thereunder, be and are hereby approved, confirmed and ratified;

(c)	the Annual Caps (as defined in the circular to the shareholders of the Company of which this resolution forms part (the “Circular”)) referred to in the section headed “Proposed annual caps” in the “Letter from the Board” contained in the Circular be and are hereby approve; and

(d)	the directors of the Company or any one of the directors of the Company be and is hereby authorised to do all such further acts and things and sign, seal, execute and deliver all such documents and take all such actions which in their absolute discretion consider necessary, desirable or expedient to implement and/or give full effect to the agreements referred to in (a) and (b) above and the transactions contemplated thereunder and the Annual Caps referred to in (c) above”.

By Order of the Board Dr. Lo Kin Hang, Brian Company Secretary

Hong Kong, 13 December 2004

Notes:

1.	A member entitled to attend and vote at the above meeting is entitled to appoint one or, if he/she is the holder of two or more shares, more proxies to attend and vote on his/her behalf. A proxy need not be a member of the Company.

2.	To be valid, the form of proxy, together with the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy thereof, must be deposited with the Company’s branch share registrar in Hong Kong, Tengis Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (as the case may be).

The Directors as at the date of this announcement are as follows:

Executive Directors:
Chen Zhaobin and Tong Xudong

Non-Executive Directors:
Liu Ji Yuan (Chairman), Zhang Hainan (Deputy Chairman), Lim Toon, Wu Zhen Mu, Tay Chek Khoon, Yin Yen-liang, Tseng Ta-mon (Alternate Director to Yin Yen-liang) and Lim Wee Seng (Alternate Director to Lim Toon and Tay Chek Khoon)

Independent Non-Executive Directors:
Yuen Pak Yiu, Philip, Huan Guocang and Lui King Man

FORWARD LOOKING STATEMENTS

     This report contains statements and other information made by or on behalf of APT Satellite Holdings Limited (the “Company”) that constitute “forward-looking” statements within the meaning of Private Securities Litigation Reform Act of 1995. Statements that are not historical facts are forward-looking statements. By their nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and actual results could be materially different from those expressed or implied by forward-looking statements.

     Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward statements herein may include, without limitation, statements relating to the Company’s expectations, plans, objectives or goals relating to (i) its operations and financial results; (ii) launch schedules and anticipated transponder utilization; (iii) the technical capabilities of the APSTAR System; (iv) customer demand for the Company’s system; (v) strategic relationships that impact its operations; (vi) its funding needs and sources; (vii) satellite communications regulatory matters; (viii) the pricing of its services, (ix) its competitors and their services; and (x) actions of the Company’s suppliers, vendors and service providers.

     The Company cautions you that a number of important factors could cause the Company’s results of operations to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: (i) technological risks related to the development, operation and maintenance of various components of the APSTAR System; (ii) delays and cost overruns related to the construction, deployment and maintenance of the Company’s APSTAR System; (iii) risks related to the operation and maintenance of the Company’s new satellites, APSTAR V and APSTAR VI; (iv) competition from other satellite operators and a number of existing satellite systems that provide similar services in various markets.; (v) actions taken by regulators with respect to the Company’s business and practices in one or more of the countries in which the Company conducts its operations; (vi) the Company’s capital structure and its ability to maintain sufficient liquidity and access capital markets; (vii) customer demand for the services of the Company’s satellite transponders and the perceived overall value of these services by customers; (viii) the ability to increase market share and control expenses; (ix) the ability of counterparties to meet their obligations to the Company; (x) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which the Company conducts its operations; (xi) the effects of changes in laws, regulations or accounting policies or practices; (xiv) the ability to retain and recruit qualified personnel; (xii) the strength of the global economy in general and the strength of the economies of the countries in which the Company conducts its operations in particular; (xiii) political and social developments, including war, civil unrest or terrorist activity; and (xiv) the Company’s success at managing the risks involved in the foregoing.

     The Company cautions you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors as well as the risks identified in the Company’s most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission. These and other factors could result in the forward-looking statements proving to be inaccurate and may materially affect the Company’s operations. The Company does not undertake any obligation to publicly release any revisions to the forward-looking statements contained in this report, or to update them to reflect events or circumstances occurring after the date of this report, or to reflect the occurrence of unanticipated events.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

APT Satellite Holdings Limited
Date: December 13, 2004.	By:	/s/ Chen Zhaobin
Chen Zhaobin Executive Director and President